Prothena Corporation plc

77 Sir John Rogerson’s Quay, Block C

Grand Canal Docklands

Dublin 2, D02 T804, Ireland

June 7, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention:	Frank Wyman
Tabatha McCullom

Re:	Prothena Corporation plc
Form 10-K for the Year Ended December 31, 2017
Filed February 26, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 6, 2018
File No. 001-35676

Ladies and Gentlemen:

This letter is to confirm the receipt of your letter dated May 29, 2019 (the “SEC Comment Letter”) regarding the Annual Report on Form 10-K for the year ended December 31, 2017 and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 of Prothena Corporation plc (the “Company”). The Company plans to provide you with a response to the SEC Comment Letter on or before June 19, 2019.

If you have any questions regarding the foregoing, please call John C. Williams of Latham & Watkins LLP at (650) 470-4887 or the undersigned at (650) 615-2113.

Very truly yours,

/s/ A. W. Homan
A. W. Homan
Chief Legal Officer and Company Secretary

cc:	Tran B. Nguyen

Karin Walker

Kathleen Wells